Exhibit 99.1

 JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

January 29, 2019

Dear Shareholders:

You are cordially invited to attend our Annual General Meeting of Shareholders, or the Meeting, which will be held at 11:00 a.m. (Israel time) on Wednesday, February 27, 2019, at our offices at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, for the following purposes:

(1) (a) Election to the Board of Directors of Jacada, or the Board, of Mr. Ran Oz to serve as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, and as a Class I director under Jacada’s articles of association, as amended, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor, and (b) approval of the terms of his compensation.

(2) Election to the Board of Mr. Barak Gablinger to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ended December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2017 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved each of Proposals 1 through 4 above, and recommends that you vote in favor thereof.

You are entitled to vote at the Meeting if you held ordinary shares, par value 0.04 New Israeli Shekels per share, of Jacada, or ordinary shares, as of the close of business on Monday, January 28, 2019, the record date for the Meeting.  The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Jacada’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, March 6, 2019 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of Proposal 1(a) also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) (other than a personal interest that does not derive from a relationship with a controlling shareholder) in the election of Mr. Oz that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against election of Mr. Oz does not exceed two percent (2%) of the aggregate voting rights in the Company.

The attached proxy statement further describes the proposals listed above. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card or voting instruction form and return it promptly in the enclosed pre-addressed envelope, or, if you hold your ordinary shares via a bank, broker or other nominee, to instead follow the enclosed instructions for electronically instructing your bank, broker or other nominee how to vote. If mailing your proxy to our transfer agent in the enclosed envelope, your vote must be received by 12:00 p.m. Eastern time on Tuesday, February 26, 2019 to be validly included in the tally of ordinary shares voted at the Meeting. If providing voting instructions to your broker, bank or other nominee via a physical voting instruction form, or online (at www.proxyvote.com), the deadline for receipt of those instructions is 11:59 p.m. Eastern time on Monday, February 25, 2019. If sending in your proxy card directly to our Israeli registered office, it must be received not later than 7:00 a.m. (Israel time) on the day of the Meeting (that is, on Wednesday, February 27, 2019).  No postage is required if your proxy card or voting instruction form is mailed in the United States. Shareholders who attend the Meeting in person may revoke their proxies or voting instructions and vote their ordinary shares at the Meeting (subject, in the case of voting instructions, to obtaining a legal proxy from the record holder to enable you to participate and to vote your shares at the Meeting (or to appoint a proxy to do so)).

Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” Proposals 1(b), 2, 3 and 4. In the case of Proposal 1(a), if no direction is made, your proxy will not be voted, unless you provide the required indication that you do or do not (as applicable) have a conflict of interest in the approval of that proposal, in which case your proxy will be voted “FOR” that proposal as well.  Detailed voting instructions are provided both in the attached proxy statement and on the enclosed proxy card or voting instruction form.

As previously announced, Jacada intends to deregister the ordinary shares with, and suspend its reporting obligations to, the SEC under the Exchange Act. In order to so, Jacada plans to file a Form 15 on or about January 30, 2019. Because the Meeting will occur after that time, Jacada does not expect to report the results of the vote at the Meeting in a Form 6-K, unless the deregistration does not become effective 90 days after that filing and Jacada’s reporting obligations are consequently reinstated so as to cover the date of the Meeting. The results of the vote will, however, be available at the Company’s website (at www.jacada.com) and/or upon request from Mr. Oren Shefler, email: oshefler@jacada.com.

By Order of the Board, Yossie Hollander Chairman of the Board of Directors

ii

JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Annual General Meeting of Shareholders that was published by the Company on January 24, 2019.  The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, February 27, 2019, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card, are being mailed to shareholders on or about January 31, 2019.

You are entitled to vote at the Meeting if you held ordinary shares of our Company, par value 0.04 New Israeli Shekels (NIS) per share, or ordinary shares, as of the close of business on January 28, 2019, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Voting Procedure” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, February 27, 2019, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

As previously announced, Jacada intends to deregister the ordinary shares with, and suspend its reporting obligations to, the U.S. Securities and Exchange Commission, or SEC, under the Exchange Act. In order to so, Jacada plans to file a Form 15 on or about January 30, 2019. Because the Meeting will occur after that date, Jacada does not expect to report the results of the vote at the Meeting in a Report of Foreign Private Issuer on Form 6-K, unless the deregistration does not become effective 90 days after that filing and Jacada’s reporting obligations are consequently reinstated so as to cover the date of the Meeting. The results of the vote will, however, be available at the Company’s website (at www.jacada.com) and/or upon request from Mr. Oren Shefler, email: oshefler@jacada.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following proposals:

(1) (a) Election to the Board of Mr. Ran Oz to serve as an external director under the Companies Law and as a Class I director under the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor, and (b) approval of the terms of his compensation.

(2) Election to the Board of Mr. Barak Gablinger to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ended December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will also be presented to the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

The Board has approved each of Proposals 1 through 4 and recommends that you vote in favor thereof.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, January 28, 2019. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker, trustee or other nominee that is one of our shareholders of record at the close of business on Monday, January 28, 2019.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted online as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the SEC’s website at www.sec.gov, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to Oren Shefler, our general counsel, via e-mail to oshefler@jacada.com or via fax to his attention at +972-9- 958-6429. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel at least four hours prior to the Meeting on Wednesday, February 27, 2019, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Tuesday, February 26, 2019.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposal 1(a), however, you will be deemed not to have voted, unless you provide the required indication that you do or do not (as applicable) have a conflict of interest in the approval of that proposal, in which case your proxy will be voted “FOR” that proposal as well.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form or providing your voting instructions online (at www.proxyvote.com), your vote must be received by 11:59 pm, Eastern time, on Monday, February 25, 2019, to be validly included in the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (January 28, 2019).

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you are a beneficial owner of shares and you execute and submit your voting instruction form, but do not specify how you want to vote on any proposal, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (with the possible exception of Proposal 4). That is commonly referred to as a “broker non-vote.” In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company in accordance with the deadlines described above (under “How You Can Vote”) will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

If you are a beneficial owner of shares and you execute and submit your voting instruction form and seek to change or revoke your voting instructions, please follow the instructions provided to you by, or please contact, your broker, bank, trustee or other nominee.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 31, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting at the Company’s website (www.jacada.com) and will be available upon request from Mr. Oren Shefler, email: oshefler@jacada.com. The contents of that website are not a part of this Proxy Statement. As reported previously, Jacada intends to deregister its ordinary shares, and suspend its reporting obligations to the SEC, under the Exchange Act by filing a Form 15 with the SEC on or about January 30, 2019. Therefore, Jacada will not report the results of the vote at the Meeting in a Form 6-K, unless the deregistration does not become effective 90 days after that filing and Jacada’s reporting obligations are consequently reinstated so as to cover the date of the Meeting.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the SEC’s website, www.sec.gov. The contents of that website are not a part of this Proxy Statement.

Quorum

As of January 24, 2019 (the most recent practicable date prior to the record date for determination of shareholders entitled to vote at the Meeting), there were 5,983,867 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares). Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week (March 6, 2019), at the same time and place.  At such adjourned meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  Please see “How You Can Vote”— Holders in ‘Street Name’” above for a description as to what constitutes a “broker non-vote”.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

The approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof). In addition to that simple majority, the approval of Proposal 1(a) (Election of Mr. Ran Oz as an external director under the Companies Law and a Class I director under the Articles) also requires that either of the following conditions be met:

•
the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in the approval of the proposal and who vote on the proposal (not including abstentions and broker non-votes); or

•	the total number of votes of such non-controlling, non-conflicted shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 1(a), a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the total “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 1(a); however, the vote of such shareholders may not be counted towards or against the special majority required under the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of Proposal 1(a), and failure to do so disqualifies the shareholder from participating in the vote on Proposal 1(a). In order to confirm that you lack a conflict of interest in the approval of that proposal and to therefore be counted towards or against the ordinary majority and the special majority required for the approval of that proposal, you must check the box “FOR” Item 1(a)A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 1(a).

If you believe that you, or a related party of yours, is a controlling shareholder or has a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 1(a), you should check the box “AGAINST” Item 1(a)A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 1(a), but will not be counted towards or against the special majority required for approval of that proposal.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes or abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the Securities and Exchange Commission, or SEC, on April 30, 2018 (which we refer to as our 2017 Form 20-F), contains information regarding compensation paid to our directors and certain Office Holders (including our five most highly compensated Office Holders) in, or with respect to 2017.  Item 6.C of our 2017 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those Items of our 2017 Form 20-F (which we incorporate by reference herein) to obtain additional information regarding our Board.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table and related footnotes set forth certain information as of January 24, 2019 (unless otherwise indicated below), regarding the beneficial ownership of our ordinary shares by those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). The percentages reflected below are based on 5,983,867 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares) as of January 24, 2019. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is c/o Jacada Ltd., 8 Hasadnaot Street, Herzliya 46728, Israel.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
IGP Digital Interaction Limited Partnership (1)	2,063,934	34.5%
Robert B. Ashton (2)	601,902	10.1%
New Resources (3)	320,049	5.3%
Gunar Anstalt (4)	418,462	7.0%

Executive Officers and Directors
Yossie Hollander (5)	603,881	10.1%
Gideon Hollander (6)	562,946	9.4%

*During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self-tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The shareholding percentage information in this table and the financial information provided in this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

(1) Based on Amendment No. 2 to Schedule 13D filed by IGP Digital Interaction Limited Partnership, or IGP DILP, with the SEC on October 4, 2018. We make no representation as to the accuracy or completeness of the information reported. Growth Partners (Lichtman & Shani) Limited Partnership, or GP LP, is the general partner of IGP DILP, and I.G.P Lichtman and Shani LTD, or IGP LTD, is the general partner of GP LP. IGP LTD is a private equity investment firm founded by Haim Shani and Moshe Lichtman.  Messrs. Haim Shani and Moshe Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the ordinary shares of our company owned of record by IGP DILP.  IGP DILP’s address is Hakfar Hayarok, Precede Building, c/o IGP, Ramat Hasharon, Israel, 47800.

(2) Based on Amendment No. 8 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on November 22, 2017.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

(3) Based on Amendment No. 1 to Schedule 13G filed with the SEC on July 5, 2018.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(4) Based on Amendment No. 1 to Schedule 13G filed with the SEC on July 5, 2018.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(5) Based on Amendment No. 3 to Schedule 13G filed by Mr. Yossie Hollander with the SEC on July 2, 2018.  Consists of 396,903 ordinary shares owned individually by Mr. Hollander, 66,963 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Also includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 and 50,000 ordinary shares owned by Mr. Hollander’s mother and daughter, respectively, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(6) Based on Schedule 13D filed by Mr. Gideon Hollander with the SEC on July 2, 2018.  Consists of 531,696 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

PROPOSAL 1
ELECTION OF EXTERNAL/CLASS I DIRECTOR; APPROVAL OF HIS COMPENSATION

Background

Board Structure

In accordance with the terms of the Articles, our Board is divided into three classes, the members of each of which serve for a three year term and are elected on a staggered basis. In addition, our Articles provide for a fourth type of membership, which is unclassified, and whose members are elected on an annual basis. The classes of directorship, and the schedule for expiration of their respective terms of office, are summarized as follows:

•	Class I directors— three-year term expires at the Meeting;

•	Class II directors— three-year term expires at the annual meeting of shareholders to be held later in 2019;

•	Class III directors— three-year term expires at the annual meeting of shareholders to be held in 2020; and

•	Unclassified directors— term expires after one year, at each annual meeting of shareholders (including at the Meeting).

The current composition of our Board is as follows: our Class I director is Barak Gablinger; our Class II directors are Tzvia Broida (who also serves as an external director under the Companies Law) and Haim Shani; our Class III directors are Gideon Hollander and Yossie Hollander; and our unclassified directors are Assaf Harel and Ofer Timor.

The term of Ohad Zuckerman, who has served as both a Class I director and an external director under the Companies Law, will expire at the Meeting and may not be renewed due to limitations on the number of terms that he may serve as an external director under the Companies Law.

As indicated above, the three-year term of office of our Class I director (Mr. Barak Gablinger), as well as the one-year term of our unclassified directors (Messrs. Assaf Harel and Ofer Timor), expire at the Meeting. In addition, we are required to elect an additional Class I director who can also serve as an external director, in replacement of Mr. Zuckerman, as the Companies Law requires us to have at least two external directors serving at all times.

Director Nominees for the Meeting

In considering the identity of the nominees for election as directors at the Meeting, our Board sought to retain individuals who currently serve on our Board and who have accumulated familiarity with our Company and its industry following their initial election in 2016 (Messrs. Gablinger, Harel and Timor), including one individual who had been nominated by our relatively new, significant shareholder, IGP, in 2016 (Mr. Harel), and who are therefore well-positioned to maximize their contributions and insight towards the management of the Company. In addition, for the requisite second Class I/external director who we are required to elect, the Board sought an individual with fresh insight, with significant experience is in the financial and credit markets in Israel, where we are incorporated. In order to achieve the foregoing goals, after due consideration and debate, our Board has determined to propose, and to recommend, the election/reelection (as applicable) of the following nominees to fill the following seats on the Board for the following terms (pursuant to the following numbered proposals):

•	Mr. Ran Oz, as a Class I director and external director, for an initial three-year term, pursuant to this Proposal 1;

•	Mr. Barak Gablinger, as a Class I director, for an additional three-year term, pursuant to Proposal 2; and

•	Messrs. Assaf Harel and Ofer Timor, the current unclassified members of the Board, for an additional one-year term (until our next annual general meeting of shareholders), pursuant to Proposal 3.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

A nominee for election as an external director must furthermore declare that he meets the stringent requirements to serve as an external director under the Companies Law, including the absence of affiliation with the company and the absence of certain relationships with any controlling shareholder of the company. An external director nominee must also declare that he possesses either professional qualifications or accounting and financial expertise (each of which is defined under the Companies Law regulations).

Nominee Under Proposal 1

The proposed nominee under this Proposal 1 (Mr. Ran Oz) has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as an external director of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board. A copy of that declaration is available for inspection at our offices at 8 Hasadnaot Street, Herzliya 46728, Israel.

The biographical information for Mr. Oz, our nominee to serve as an external director under the Companies Law and a Class I director under the Articles, is as follows:

Ran Oz has served as Chairman of the Board of Directors of Cal- Israel Credit Cards since April 2018, after having served as a member of the board from March 2017 to April 2018. Mr. Oz has also served as Chairman of the Board of Directors of Discount Capital, Discount Group's (Israel's 3rd largest bank) real investments arm, from April 2015 to the present time. He served as the Head of Financial Markets at Israel Discount Bank from January 2015 to April 2018. Prior to that time, Mr. Oz served on the board of directors of Isracard, one of Israel's largest credit card companies, from 2009 to December 2014. He also served as a general partner at Viola Credit (formerly Plenus) from January 2014 to November 2014. Mr. Oz earned a Bachelor's degree in Economics & Accounting, and a Master's degree in Business/Managerial Economics, in each case from The Hebrew University in Jerusalem, Israel.

Proposed Compensation for Nominee Under Proposal 1

If Ran Oz is elected pursuant to this Proposal 1, we propose to compensate him as follows, which compensation has been approved by the compensation committee of the Board, and by the Board, and has been agreed to by Mr. Oz, as required for an external director nominee (subject to approval by our shareholders under part (b) of this Proposal 1 at the Meeting):

Cash/Director Fees:
•	NIS 36,745 (approximately $10,000) on an annual basis;
•	NIS 2,455 (approximately $700) for each meeting of the Board and each meeting of a committee of the Board attended;
•	NIS 1,473 (approximately $400) for each telephonic meeting of the Board or committee; and
•	NIS 1,228 (approximately $300) for each written consent of the Board.

The above amounts have been set in accordance with the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000 (which we refer to as the External Director Compensation Regulations) for an external director of a company with a level of shareholders’ equity like that of our company, and are subject to adjustment for inflation and/or a change in the level of shareholders’ equity of our company.

If the Board determines that Mr. Oz is an “expert external director” as defined under the External Director Compensation Regulations, he will instead receive the following cash director fees on an annual and per-meeting basis:

•	NIS 42,600 (approximately $12,000) on an annual basis; and
•	NIS 3,313 (approximately $900) for each meeting of the Board and each meeting of a committee of the Board attended.

Reimbursement of Expenses:
In each case, Mr. Oz will be entitled to be reimbursed for his expenses incurred in connection with the discharge of his responsibilities as a Board member, including in attending meetings of the Board and its committees, as is customary for any director of a public company.

Option Grant:
Mr. Oz will be entitled to the following initial option grant (which mimics the option grants received by our other external director and by our “other directors” as defined under the External Director Compensation Regulations):

•
Options to purchase 30,000 ordinary shares of the Company, 25% of which will vest on the one-year anniversary of Mr. Oz’s commencement of service, and 6.25% of which will vest at the end of each subsequent quarter over the course of the following three years.

•	Exercise price per share shall be equal to the closing market price on the effective date of grant.
•
Vesting of all options will accelerate upon the consummation of a merger or acquisition of the Company (which includes a change of control, or if the Company sells all or substantially all of its assets).

Mr. Oz may also receive additional option grants to purchase the Company’s ordinary shares from time to time, subject to prior approval by the Company’s compensation committee, Board and shareholders under the Companies Law, and subject to the grants complying with the External Director Compensation Regulations.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Mr. Ran Oz) will be voted “FOR” the election of Mr. Oz as an external director under the Companies Law and a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor. If elected, Mr. Oz will hold office for that period of time, unless he resigns or is removed, or if his office is earlier vacated under any relevant provision of the Companies Law that is applicable to an external director.

Biographical Information for Continuing Directors

The biographical information for those continuing directors of the Company who are not subject to re-election at the Meeting are as follows (biographical information for Mr. Barak Gablinger, the nominee recommended by the Board for re-election as a Class I director under Proposal 2, and for Messrs. Assaf Harel and Ofer Timor, the nominees recommended by the Board for re-election as unclassified directors under Proposal 3, can be found below in this Proxy Statement in the description of those respective proposals):

Class I Directors

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has served as a director of our Company since January 2016, previously serving as the active Chairman of our Board of Directors between February 2012 and January 2016. Mr. Hollander currently serves as our Chief Technology Officer since November 2017. Mr. Hollander previously served as our Chief Executive Officer from August 2011 to October 2017 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 and March 2012, and since August 2012 to October 2017). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

 Yossie Hollander has been a director of our Company since 1990 and has been the Chairman of our Board of Directors from November 1995 to December 2007 and again since January 2016. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Class II Directors

Tzvia Broida joined us as an external director under the Companies Law in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

Haim Shani joined us as a director in November 2016. Mr. Shani is a Co-Founder and general partner of Israel Growth Partners. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director General (2009-2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE) for a period of close to 9 years. Mr. Shani came to NICE from Applied Materials (Israel), where he served as VP of its Israeli business (Ex Opal/Orbot) for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd. as Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Earnix and is a member of the Advisory Committee, Supervisor of Banks, Bank of Israel.

Proposed Resolutions for Proposal 1

It is proposed that at the Meeting the following resolutions be adopted pursuant to Proposal 1:

(a) (b)
“RESOLVED, that Mr. Ran Oz be, and hereby is, elected to serve as an external director under the Companies Law and as a Class I director under the Company’s Articles for an initial term of three years, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.”

“RESOLVED, that the compensation (including option grant) proposed for Mr. Ran Oz as an external director under the Companies Law and as a Class I director under the Company’s Articles, as described in Proposal 1 in the Proxy Statement for the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above in this Proxy Statement (under “Vote Required for Approval of the Proposals”), each of (i) the election of Mr. Ran Oz as an external director under the Companies Law and as a Class I director under the Company’s Articles pursuant to Proposal 1(a), and (ii) approval of his compensation pursuant to Proposal 1(b), requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolutions approving those proposals. Ordinary shares present at the Meeting that are not voted with respect to those proposals or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to those proposals (including broker non-votes) will not be counted towards determining whether a majority has been achieved for those proposals.

Under the Companies Law, the approval of Mr. Raz’s election as an external director pursuant to Proposal 1(a) furthermore requires that either of the following conditions be met:

•
the majority voted in favor of Mr. Raz’s election includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) with respect to his election and who vote on the proposal (not including abstentions and broker non-votes); or

•	the total number of votes of such non-controlling, non-conflicted shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of Proposal 1(a), and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of that proposal (and to therefore be counted towards the special majority required for approval of that proposal), check the box “FOR” Item 1(a)A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 1(a). If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 1(a), you should instead check the box “AGAINST” on Item 1(a)A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards determining whether an ordinary majority has been received in favor or against Proposal 1(a), but will not be counted towards determining whether a special majority has been achieved for approval of that proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of (i) the election of Mr. Ran Oz as an external director and Class I director of the Company, and (ii) the approval of Mr. Oz’s proposed compensation in that role.

PROPOSAL 2
REELECTION OF OTHER CLASS I DIRECTOR

Background

Proposed Reelection of Mr. Barak Gablinger

The Board has determined that our Company would benefit from the continued advice of an existing director with significant experience in industries related to ours and familiarity with our Company. The Board believes that our current Class I director— Mr. Barak Gablinger— has much to continue to contribute towards the management of our Company. Accordingly, the Board has nominated him for reelection as a Class I director under our Articles, for an additional three-year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.

Mr. Gablinger has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board, having detailed his qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  A copy of that declaration is available for inspection at our Company’s offices.

Biographical Information for Nominee

Biographical information for Mr. Barak Gablinger is as follows:

Barak Gablinger was elected as a director of our Company in January 2016. Mr. Gablinger serves as the Vice President, Customer Delivery, at K2 View, an Israeli company. Prior to that, from November 2005 to April 2010, Mr. Gablinger served as the Director of Program Management at NICE Systems. From August 2001 to October 2005, he served as a Senior Product Manager at Amdocs, and, prior to that time, from August 1996 to August 2001 served as a Group Leader at Amdocs.

Proposed Resolution for Proposal 2

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 2:

““RESOLVED, that Mr. Barak Gablinger be, and hereby is, re-elected to serve as a Class I director under the Company’s Articles for an additional term of three years, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under the Companies Law, the approval of this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the election of Mr. Gablinger. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the re-election of Mr. Barak Gablinger for an additional three-year term as a Class I director of the Company.

PROPOSAL 3
REELECTION OF UNCLASSIFIED DIRECTORS

Background

Proposed Reelection of Messrs. Ofer Timor and Assaf Harel

The Board has determined that in addition to electing Mr. Ran Oz as an external director and Class I director pursuant to Proposal 1(a), and reelecting Mr. Barak Gablinger as a Class I director pursuant to Proposal 2, our Company would benefit from the continued advice of another two existing directors with significant experience in our industry and familiarity with our Company. The Board believes that each of our current unclassified directors— Messrs. Ofer Timor and Assaf Harel (the former of whom previously served as our President)— has much to continue to contribute towards the management of our Company. Accordingly, the Board has nominated each of them for reelection as an unclassified director under our Articles, for an additional one-year term, until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

Each of Messrs. Ofer Timor and Assaf Harel has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board, having detailed his qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Copies of the declarations are available for inspection at the Company’s offices.

Biographical Information for Nominees

Biographical information for Messrs. Ofer Timor and Assaf Harel is as follows:

Ofer Timor joined us as a director in January 2016. Mr. Timor is one of the founders of Inimiti Capital Partners, a venture capital fund that focuses upon investments in software platforms and services in the New Media space (Internet, Mobile and anything in between).  Prior to co-founding lnimiti, Mr. Timor co-founded and managed Delta Ventures, a seed and early stage Israeli fund. Prior to that Mr. Timor served as President of our Company during the mid-1990’s, helping to bring the Company from the startup stage to maturity. Mr. Timor was also a board member of Borderfree Inc., which was sold to Pitney Bowes Inc. in 2015, and a board member of ClickFox, Inc. Mr. Timor was a fighter pilot in the Israeli Air Forces. He holds a BSA in Economics and a BA in Business Administration from Haifa University.

Assaf Harel joined us as a director in November 2016. Assaf Harel has over 12 years of experience in tech-focused Private Equity investments and leadership roles in high-tech companies and is currently serves as a partner of Israel Growth Partners. Prior to joining IGP, Assaf served as the CEO of Sentigo Technologies, and as a Principal with Viola Private Equity and SCP Private Equity Partners. His global investment experience includes Growth Equity, Venture Capital, Buyouts, M&A and Special situations. Earlier in his career, Assaf served as a Director of Business Development with HyperRoll (acquired by Oracle) and held R&D roles with EDSL Networks (acquired by Orckit) and RADVision. Mr. Harel holds an MBA in Finance from the Wharton School at the University of Pennsylvania, and a B.A in Computer Science and Management from Tel Aviv University.

Proposed Resolutions for Proposal 3

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 3:

“RESOLVED, that Mr. Ofer Timor be, and hereby is, reelected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

“RESOLVED, that Mr. Assaf Harel be, and hereby is, reelected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the re-election of each of Messrs. Ofer Timor and Assaf Harel as an unclassified director requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his re-election. Ordinary shares present at the Meeting that are not voted with respect to this proposal or that abstain with respect thereto, and ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes), will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the reelection of each of Messrs. Ofer Timor and Assaf Harel as an unclassified director of the Company.

PROPOSAL 4
RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In December 2017, Kost, Forer, Gabbay and Kasierer, a member of EY Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2017, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the audit committee of the Board, or the Audit Committee, has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ended December 31, 2018 and for such additional period until the next annual general meeting of shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Fees Paid to Independent Auditors in Last Two Fiscal Years

The following captions and tables sets forth, for the years ended December 31, 2016 and 2017, the fees billed to us and our subsidiaries by Kost Forer, our independent auditors with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for the audit of our financial statements in 2016 and 2017 appear in the table below:

2016	$88,500
2017	$98,500

Tax Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for tax compliance, tax advice and tax planning in 2016 and 2017 appear in the table below. Such fees related to the preparation of tax returns.

2016	$48,000
2017	$48,000

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 4:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ended December 31, 2018 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the Audit Committee and the Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote

The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or that abstain with respect thereto, or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes), will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will be presented. A copy of the 2017 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2017 contained therein), which we filed with the SEC on April 30, 2018, is being made available to shareholders through the SEC website, www.sec.gov. Alternatively, you may request a printed copy of the 2017 Form 20-F from Mr. Oren Shefler, email: oshefler@jacada.com.

OTHER MATTERS

The Board does not intend to bring any matter before the Meeting other than as specifically set forth in the Amended Notice of Annual General Meeting of Shareholders that was published by the Company on January 24, 2019 and in this Proxy Statement, and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors Yossie Hollander Chairman of the Board of Directors January 29, 2019